[Letterhead of Ansell Limited]

November 30, 2005

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Ansell Limited

Form 20-F for the Fiscal Year Ended June 30, 2004

File No. 0-15850

Dear Mr. Decker:

This is in response to your letter of October 28, 2005.

I have attached our responses to the comments raised following your review of our letter dated October 7, 2005. For your convenience, I have included the text of the Staff’s comments at the beginning of each of our responses.

In responding to your comments Ansell Limited acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

Responses to SEC Comments on Ansell Limited’s Form 20F for Fiscal Year Ended June 30, 2004

Item 5 – Operating and Financial Review and Prospects

Contractual and Commercial Commitments, page 26

2. We have read your response to comment three from our letter dated September 1, 2005. Please revise your table of contractual cash obligations to include planned funding of pension benefit obligations and estimated payments under your interest rate swaps and foreign currency contracts. Item 5(F) of Form 20-F requires that you include all known contractual obligations. Your pension benefit obligations, interest rate swaps and foreign currency contracts represent known obligations that will be settled in cash. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Response

As mentioned in our response to your letter of September 1, 2005 we will amend the table of contractual commitments required under Item 5 (F) in future filings to include estimated interest payments on our debt portfolio. In determining the quantum of these interest payments we will take into account the interest rate swap contracts in existence as at the end of the financial period.

The foreign currency contracts outstanding at year end cover both contracted and uncontracted obligations. Amounts payable under foreign currency contracts covering contracted obligations are included within Current Liabilities on the Statement of Financial Position.

The Company is not in possession of, and has never had, information in respect of future contribution obligations under its defined benefit pension plans for any more than a twelve month period and does not believe that it can reasonably estimate amounts that will be contributed to the plans beyond that point. The level of future obligations to these plans will be dependant upon interest rate and returns achieved on the assets of the plans and are not expected to be material on an annual basis. The Company will include in the table its estimated contributions under these plans for the next twelve months.

In future filings the Company will incorporate the additional numerical information and accompanying narrative in Item 5(F) addressing the above issues. Detailed below is the revised table and additional disclosures in respect of this item for June 30, 2004 (please note that the table does not include values for estimated interest payments on the debt portfolio at 30 June 2004 as such information cannot be readily calculated retrospectively):

5F Contractual Obligations

	PAYMENTS DUE BY PERIOD IN $ MILLIONS
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations	236.0	—	121.3	101.6	13.1
Interest on Debt Obligations (1)
Operating Lease Obligations	56.3	11.8	17.2	12.9	14.4
Purchase Obligations	—	—	—	—	—
Defined Benefit Pension Plan Contributions (2)	4.6	4.6	—	—	—

Other Long-Term Liabilities	47.4	—	11.5	8.2	27.7

Total	344.3	16.4	150.0	122.7	55.2

(1)	These amounts are the Company’s best estimates based on current conditions however may vary due to potential variations in the mix of the debt portfolio between fixed and floating interest rates.

(2)	The Company is not in possession of and does not believe that it can reasonably estimate amounts that it will be required to contribute to its defined benefit pension plans beyond the next twelve months. However the Company does not anticipate that such amounts will be material on an annual basis.

Refer to Note 27 to the Consolidated Financial Statements contained within Item 18 for detailed information in respect of the derivative financial instruments used by the Company such as foreign exchange and interest rate swaps and the Company’s exposure to interest rate risk.

Amounts due under foreign currency contracts in respect of contracted obligations are included within Current Liabilities on the Statement of Financial Position.

Item 15 – Controls and Procedures, page 80.

3. We have read your response to comment four from our letter dated September 1, 2005. Please amend your Form 20-F for the year ended June 30, 2004 to provide updated certifications in addition to the disclosures regarding the effectiveness of your disclosure controls and procedures and changes in your internal controls over financial reporting. See Rule 12b-15 of the Exchange Act.

Response

The Form 20-F for the year ended June 30, 2004 has been amended to include updated certifications and was lodged with the SEC on November 30, 2005.

South Pacific Tyres Financial Statements for the Year Ended June 30, 2004

General

4. Please address the comments above in your South Pacific Tyres financial statements as well.

Response

The Company does not believe that the comments in relation to the table of Contractual and Commercial Commitments in Item 5(F) or Item 15 Controls and Procedures are relevant to the South Pacific Tyres financial statements.

Note 32 – Major differences between Australian GAAP and US GAAP

(r) Securitisation, page 179

5. We have read your response to comment nine from our letter dated September 1, 2005. Given that you are accounting for the transfer of eligible receivables as secured borrowings, it is not clear why you would not present the cash flows associated with these transfers as financing activities based on the guidance provided by paragraph 18 of SFAS 95. We remind you that paragraph 22(a) of SFAS 95 refers to cash receipts from the sale of accounts receivable. Please revise the statement of cash flow information under US GAAP provided in Note 33 to reflect these transfers as cash flows from financing activities.

Response

The Company acknowledges the staff’s comments and will ensure that in future filings cash from the transfer of eligible receivables to secured borrowings are included in financing cash flows for US GAAP.

Form 6K Filed on October 3, 2005.

6. You state that a review of the investment in South Pacific Tyres indicated that the carrying value, based on its operating performance in the second half of the financial year, was in excess of the estimated worth. Given that South Pacific Tyres reported net losses for each of the three years ended June 30, 2004, please tell us the specific facts and circumstances that led you to determine that a write-down was necessary during the six months ended June 30, 2005. Please also tell us how you arrived at the amount of the write-down, including any significant assumptions and estimates used.

Response

It should be noted that for AGAAP purposes Ansell discontinued equity accounting for SPT effective July 1, 2001, whereas under US GAAP equity accounting has been consistently applied to date. As a result, from a US GAAP perspective, the A$80 million write-down reported at June 30, 2005 under AGAAP will be reversed as the application of equity accounting up to and including June 30, 2005 has resulted in the carrying value of Ansell’s investment in SPT under US GAAP of $51.3 million being less than the post write-down value at June 30, 2005 under AGAAP of $57.8 million.

As disclosed in Form 20-F Ansell has the right under the South Pacific Tyres (SPT) Partnership Agreement to “put” its interest in SPT to its partner, The Goodyear Tire and Rubber Company (Goodyear), at a price based on an agreed formula at any time during the period August 13, 2005 to August 12, 2006. Subsequently Goodyear has a “call right” from August 13, 2006 to February 12, 2007. The agreed formula for calculating the put value is based on certain performance criteria achieved by SPT for the two financial years prior to the put option being exercised.

In its results releases for the year ended June 30, 2004 and the six months ended December 31, 2004, Ansell disclosed that, while SPT’s performance had run below expectations, the Ansell Board had previously expected that Ansell would ultimately recover the carrying value of its investment, based on the achievement of certain levels of the relevant performance criteria as contained in SPT’s business plans at the time which included improvements expected to arise from the significant restructuring activities undertaken in recent years along with other profit improvement initiatives . However, SPT’s performance in the six months to June 30, 2005 significantly lagged behind forecast with a continuing increase in low price imported tyres and significant increases in raw material costs adversely impacting results. This, together with a revised future trading outlook for the business provided by SPT management, indicated that Ansell’s carrying value of its investment in SPT was now in excess of the anticipated realizable value as a result of the business being highly unlikely to achieve sufficient improvement in its results during the remainder of the option period to offset the shortfall experienced in 2005.

The Company has indicated that it is likely that it will exercise its put option within the required time period and that there is a possibility that future additional impairment write-downs may be necessary if SPT’s operating performance falls short of current forecasts.